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Women-owned
The Place Above the Notch

Coffee Shop

2061 Main Street
Bethlehem, NH 03574
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Data Room
Discussion
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THE PITCH
The Place Above the Notch is seeking investment to purchase a coffee roaster.
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THE TEAM
Angela Cleveland, AICP
Founder

Angie has been a community and economic development planner for over 23 years and is now ready to be part of the local and regional economy. She draws her inspiration from Seattle coffee shops, which she most recently visited to finish fitting out The Place and learn more about coffee shop management.

Stephen Cleveland
Bean Roasting Operator (BRO)

Steve is both the Bean Roasting Officer (BRO) and Chief Financial Officer. He has over 15 years of experience with sales, marketing and business management and we are so lucky to have him on our team!

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OUR MISSION

We are committed to providing our customers with locally roasted coffee and a place where community and sustainability are foundational to our being.

Embrace sustainability practices at all levels from the vendors we use, to the furniture and equipment that support us, and the processes we use to provide food and services to our customers.
Be a community resource and hub for events, education, productivity and relaxation.
Provide top notch service and products to all of our customers.
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THE ROASTER

The Diedrich IR5 Roaster

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2 people
Employees
2023
Founded
800 sq. ft.
Floor Space

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OUR STORY

In 1995, I lived in Seattle during my college summer break. I spent a lot of time meeting friends in coffee shops. I explored the unique environments and realized these places aren't just about getting a cup of coffee, they are about truly experiencing and savoring coffee and building community. You could spend hours there reading by yourself, meeting friends, or making new ones. These were places where people could work (before co-working), where poets could write, artists could draw, and a couple could hold hands in a cozy little nook that is ever so common in Seattle coffee shops. While I wasn't ready to open a coffee shop, I was committed to building community. When I moved to the East Coast, I went back to grad school and became a community planner. One of my favorite parts is my work in economic development, assisting local businesses with the resources they need to be successful. I intend to continue this work through volunteer efforts with the Littleton Chamber of Commerce and as an Alternate on the Bethlehem Planning Board.

1995: The Founder (Angie) begins frequenting coffee shops around Seattle and the West Coast
2001: Began working as a Community Planner in New Hampshire
2015: Started working in Economic Development in Massachusetts
2023: Moved back to New Hampshire to work as Principal Planner of Strafford Regional Planning Commission, managing the Economic Development Program
September 2023: Found a Facebook post on Bethlehem's Community Page from the Landlord asking for the community to give him ideas on the use of the retail space
February 2024: Appointed as an Alternate to the Bethlehem Planning Board
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LOCATION

Our future home is located in my favorite place - Main Street! Our landlord is a creative entrepreneur who wants to be part of that revitalization as much as we do. The building is circa 1900s and has as a long history of being a restaurant. We look forward to continuing that trend!

Main Street in Bethlehem is being revitalized thanks to local efforts
We are adjacent one of the oldest, longest standing theatres in the northeast, with regular concerts and movies in the Spring, Summer and Fall
Main Street is home to Rek-lis Brewing which is an incredibly successful brewery and is now a regional destination
We are 15 minutes away from two major ski mountains - Bretton Woods and Cannon Mountain
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Q&A

Why are you raising capital and why is now a good time?

We are doing our very best to combine community support with gap financing to bootstrap this endeavor. After years of wanting to start a coffee shop, we found the perfect location (both the building and the community) and knew this was the time.

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UNIQUE REUSE OF COFFEE BAGS

This is from a Coffee Shop in Lynn, MA

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THE PERFECT CUP

The perfect coffee in Spokane, WA - great inspiration

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Roaster (Dietrich) $22,000
Installation equipment $5,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $184,000 $193,200 $202,860 $213,003 $223,653
Cost of Goods Sold $34,959 $36,706 $38,541 $40,468 $42,491
Gross Profit $149,041 $156,494 $164,319 $172,535 $181,162

EXPENSES

Employee Wages $44,800 $47,040 $49,392 $51,861 $54,454

Payroll taxes $4,637 $4,868 $5,111 $5,366 $5,634

Toast POS $1,062 $1,115 $1,170 $1,228 $1,289

Ads/Promotion $250 $262 $275 $288 $302

Car/Travel $8,000 $8,400 $8,820 $9,261 $9,724

Rent $15,000 $15,375 $15,759 $16,152 $16,555

Electricity $3,000 $3,150 $3,307 $3,472 $3,645

Propane $704 $739 $775 $813 $853

Business Insurance $2,220 $2,331 $2,447 $2,569 $2,697

Paper Products $700 $735 $771 $809 $849

Internet WiFi $1,200 $1,230 $1,260 $1,291 $1,323

Cleaning Supplies $390 $399 $408 $418 $428

Merchant Fees $5,126 $5,382 $5,651 $5,933 $6,229

Operating Profit $61,952 $65,468 $69,173 $73,074 $77,180

This information is provided by The Place Above the Notch. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

2023 Income Statement

The Place Above the Notch Business Plan.docx

Investment Round Status

Target Raise $30,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends April 12th, 2024

Summary of Terms

Legal Business Name The Place Above the Notch

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 2.5%-4.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No operating history

The Place Above the Notch was established in December 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Place Above the Notch's fundraising. However, The Place Above the Notch may require additional funds from alternate sources at a later date.

Other outstanding debt or equity

As of January 30, 2024, The Place Above the Notch has debt of $0 outstanding and a cash balance of $28,000. In addition to the The Place Above the Notch's debt raised on Mainvest, The Place Above the Notch may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Place Above the Notch to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in The Place Above the Notch's management or vote on and/or influence any managerial decisions regarding The Place Above the Notch. Furthermore, if the founders or other key personnel of The Place Above the Notch were to leave The Place Above the Notch or become unable to work, The Place Above the Notch (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Place Above the Notch and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Place Above the Notch is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Place Above the Notch might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Place Above the Notch is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Place Above the Notch

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Place Above the Notch's financial performance or ability to continue to operate. In the event The Place Above the Notch ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Place Above the Notch nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

The Place Above the Notch will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Place Above the Notch is allowed to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If The Place Above the Notch needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Place Above the Notch or management), which is responsible for monitoring The Place Above the Notch's compliance with the law. The Place Above the Notch will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Place Above the Notch is significantly more successful than your initial expectations.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Place Above the Notch, and the revenue of The Place Above the Notch can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Place Above the Notch to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Place Above the Notch. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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